Exhibit 99.1

Kandi Technologies and Hartford Industrial Sign Formal Partnership Agreement

JINHUA, CHINA, August 12, 2024 -- Kandi Technologies Group, Inc. (NASDAQ GS: KNDI) (“Kandi” or the “Company”), a leader in all-electric personal transportation and utility vehicles, today announced that it has entered into a formal Partnership Agreement (the “Agreement”) with Hartford Industrial Co., Ltd. (“Hartford Industrial”), a prominent company specializing in the development and manufacturing of recreational vehicles. The Agreement, signed on August 6, 2024, aims to leverage advanced industrial capabilities and a robust supply network in Asia, and access to a broad consumer market in the U.S. Through this partnership, Kandi and Hartford Industrial will combine their resources, complement each other’s strengths, promote technological exchange, and further enhance product quality to improve competitiveness.

Key elements of the Agreement include:

1.	Kandi will authorize Hartford Industrial to manufacture off-road vehicles—including UTVs, golf carts, and low-speed vehicles—destined for the U.S. market. Hartford Industrial will ensure that production meets all necessary manufacturing standards, regulatory requirements, and local content thresholds for both U.S. export and production in Taiwan.

2.	All production-related costs incurred by Hartford Industrial will be settled based on the actual expenses per production batch.

3.	The terms under which Hartford Industrial will procure complete vehicles or components from Kandi will be clearly defined in the respective procurement contracts.

4.	During the term of this Agreement, both parties have agreed to terms that protect the integrity and exclusivity of the partnership.

5.	The Agreement is initially valid for three years. If both parties wish to continue the partnership after the initial term, the Agreement will be automatically renewed.

Dr. Xueqin Dong, CEO of Kandi Technologies Group, commented, “We are excited to see Hartford Industrial successfully complete the trial production of the first batch of 10K UTVs. This achievement demonstrates Hartford Industrial’s capability to produce the various models developed by Kandi and to further enhance product quality. The signing of the formal Partnership Agreement has established our close collaborative relationship. With Hartford Industrial now prepared for mass production, models produced by Hartford Industrial will soon be shipped to the United States. We are confident in delivering innovative and more competitive products to our customers.”

Pin Wan Chen, General Manager of Hartford Industrial, commented, “We are thrilled to establish a long-term partnership with Kandi. Moving forward, we will leverage our strengths to produce high-quality, all-electric off-road vehicles, offering our customers more cost-effective products.”

About Kandi Technologies Group, Inc.

Kandi Technologies Group, Inc. (KNDI), headquartered in Jinhua New Energy Vehicle Town, Zhejiang Province, is engaged in the research, development, manufacturing, and sales of various vehicular products. Kandi conducts its primary business operations through its wholly-owned subsidiary, Zhejiang Kandi Technologies Group Co., Ltd. (“Zhejiang Kandi Technologies”), formerly, Zhejiang Kandi Vehicles Co., Ltd. and its subsidiaries including Kandi Electric Vehicles (Hainan) Co., Ltd. and SC Autosports, LLC (d/b/a Kandi America), the wholly-owned subsidiary of Kandi in the United States, and its wholly-owned subsidiary, Kandi America Investment, LLC. Zhejiang Kandi Technologies has established itself as one of China’s leading manufacturers of pure electric vehicle parts and off-road vehicles.

Safe Harbor Statement

This press release contains certain statements that may include “forward-looking statements.” All statements other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “expects” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including the risk factors discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on the SEC’s website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these risk factors. Other than as required under the applicable securities laws, the Company does not assume a duty to update these forward-looking statements.

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Contacts:

Kandi Technologies Group, Inc.
Ms. Kewa Luo
+1 (212) 551-3610
IR@kandigroup.com

The Blueshirt Group
Mr. Gary Dvorchak, CFA
gary@blueshirtgroup.co